Brocade 130 Holger Way, San Jose, CA 95134 T. 408.333.8000 F. 408.333.8101 www.brocade.com

June 22, 2012

Via EDGAR Transmission
United States Securities and Exchange Commission
100 F Street N.E.
Washington, DC 20549-9303
Attention: Stephen Krikorian, Accounting Branch Chief
Christine Davis, Assistant Chief Accountant
Ryan Rohn, Staff Accountant

Re: Brocade Communication Systems, Inc.
Form 10-K for the fiscal year ended October 29, 2011
Filed December 20, 2011
File No. 000-25601

Ladies and Gentlemen:
Brocade Communications Systems, Inc. (the “Company”) respectfully advises the staff (the “Staff”) of the Securities and Exchange Commission that the Company is in receipt of the Staff's letter dated June 8, 2012 containing comments regarding the above-referenced filing. The Company respectfully advises the Staff that, due to the Chief Financial Officer's travel schedule, the Company expects to respond to the Staff's letter no later than June 29, 2012.
Please do not hesitate to call me at (408) 333-5726 if you have any questions or require additional information. I thank you in advance for your consideration.
Very truly yours,

BROCADE COMMUNICATIONS SYSTEMS, INC.

/s/ Charles Read
Charles Read
Vice President, Controller

cc: Daniel Fairfax
Tyler Wall